Investor Presentation
December 2014
Filed by Atlas Energy, L.P.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 under the Securities Exchange Act of 1934
Subject Company: Atlas Energy, L.P.
Commission File No. 001-32953

Safe Harbor
Additional Information on the Transaction
In connection with the proposed transaction, on November 20, 2014, Targa Resources Corp. (“TRGP”) filed with the U.S. Securities and Exchange Commission (the
“SEC”) a registration statement on Form S-4 that  included a preliminary joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a preliminary prospectus of TRGP (the “TRGP joint proxy statement/prospectus”).  The registration statement has not yet become effective.  After the registration statement has been declared effective by the SEC, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive
TRGP joint proxy statement/prospectus to its unitholders.
Also in connection with the proposed transaction, on November 20, 2014, Targa Resources Partners LP (“NGLS”) filed with the SEC a registration statement on
Form S-4 that included a preliminary proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a preliminary prospectus of NGLS (the “NGLS proxy statement/prospectus”) .  The registration statement has not yet become effective.  After the registration statement has been declared effective by the SEC, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.
INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND
RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and other filings containing information about TRGP, NGLS, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing
InvestorRelations@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P.,
Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com.  These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com.  The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing
IR@atlaspipeline.com.  These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.
Participants in Solicitation Relating to the Merger
TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from
TRGP, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and NGLS proxy statement/prospectus.  Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in
NGLS’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Cautionary Note Regarding Forward Looking
Statements
Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance.  Risks and uncertainties related to the proposed transaction (including the distribution of Atlas Energy Group, LLC units, or “the distribution”) include, among others: the risk that
ATLS’s or APL’s unitholders or TRGP’s stockholders do not approve the mergers; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the mergers are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers or the distribution; uncertainties as to the timing of the mergers or the distribution; competitive responses to the proposed merger or the distribution; costs and difficulties related to the integration of ATLS’s and APL’s businesses and operations with TRGP’s and NGLS’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company or Atlas Energy Group,
LLC following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers or the distribution; litigation relating to the merger; the outcome of  potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in
ATLS', ARP's and APL's reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K, as well as the TRGP joint proxy statement/prospectus and NGLS joint proxy statement/prospectus, and the Form 10 registration statement filed by Atlas Energy Group, LLC. Forward-looking statements speak only as of the date hereof, and we assumes no obligation to update such statements, except as may be required by applicable law.

– A History of Value Creation
• Atlas and its related companies have a track record of creating substantial value for stakeholders over the past several decades
• The recently announced Targa transaction represents yet another milestone in delivering significant unitholder return
• The newest opportunity, Atlas Energy Group, is positioned to continue this tradition
Atlas Pre-Spinoff Stage
1999-2004
Shareholder return
CAGR: 27%
“Marcellus” Stage
2004-2011
Shareholder return
CAGR: 41%
“Post-Chevron” Stage
2011-2014
Shareholder return
CAGR: 67%

– A History of Value Creation
Atlas has provided repeated substantial returns over the years in each of its various stages of growth and development
Atlas
Pipeline IPO
Atlas America
IPO
Chevron
acquires Atlas
America, Inc.;
New Atlas
Energy, LP
retains legacy
assets
1999
Atlas
America
acquisition
Targa agrees
to acquire
Atlas Pipeline
and Atlas
Energy; Atlas
Energy Group
is created
CAGR: 27%
CAGR: 41%
CAGR: 67%
Potential
additional
businesses
and
energy
assets
2000 2004 2011
2014
Future

Targa Transaction – Latest Significant Milestone
Atlas Energy, L.P. and Atlas Pipeline Partners, L.P. have executed definitive agreements to be acquired by Targa Resources
Targa Resources Corp. (TRGP) will acquire Atlas Energy (ATLS) for TRGP shares and cash in a transaction valued at $1.9 billion
(1)
, following Atlas Energy’s distribution of its non-midstream assets
Targa Resources Partners, L.P. (NGLS) will acquire Atlas Pipeline for NGLS units and cash, valued at $5.8 billion
(1)
Upon closing of the transaction, ATLS will distribute common units representing a 100%
LLC interest in Atlas Energy Group to ATLS unitholders
Atlas Energy Group will own three General Partner interests and other additional assets:
GP & IDR interests in Atlas Resource Partners, as well as 24.7 million limited partner units
80% GP & IDR interest in Atlas’ private E&P Development Subsidiary
16% GP interest and 12% limited partner interest in Lightfoot Capital, which owns a 40%
limited partner interest in Arc Logistics, L.P.
Net natural gas production of approximately 11.5 MMcf/d in the Arkoma basin
Fundraising channel for new business creation
(1) Based on market data as of October 10,2014, excluding transaction fees & expenses

Atlas Energy Group Valuation
$9.12
$18.83
~ $4.65
Current ATLS
unit price
(1)
:
$32.60
TRGP cash
consideration
TRGP share
consideration
(1)
Implied value of
Atlas Energy Group
Atlas Energy Group’s
current projected
annual distribution:
$1.25/unit
Implied yield:
~ 27%
The current implied value in ATLS for Atlas Energy Group is
~
$300MM,
or ~
$4.65/unit,
substantially below the value
of the current cash flows which assume no strategic growth
(1) Based on ATLS and TRGP trading prices on December 2, 2014; TRGP share consideration determined by TRGP unit price  times merger exchange ratio of 0.1809 TRGP units for each unit of ATLS

Atlas Energy Group Valuation
24.7MM ARP Limited Partner Units
(2)
(1) Assumes 52MM units outstanding at Atlas Energy Group
(2) Total market value of ARP units owned by ATLS divided by 52MM units;; based on 12/2/14 ARP unit price
(3) Based on net debt assumption of $140MM
Current trading values
(1)
:
Arkoma natural gas production
Per Unit Values
$6.35
$1.15
($2.70)
$4.80
$4.65
Total Current Value
Total Current Implied Value of Atlas Energy Group
Net debt expected at Atlas Energy Group
(3)

Atlas Energy Group Valuation – ADDITIONAL VALUE
(1) Assumes 52MM units outstanding at Atlas Energy Group
(2) Assumes 20x multiple on GP related cash flows for Minimum Value; 30x for Normalized ValueTotal market value of ARP units owned by ATLS divided by 52MM units; Minimum Value: 12/2/14 ARP unit price; Normalized Value: $20 ARP unit price
(3) Assumes 14x multiple on ARCX GP related cash flows
(4) Total market value of ARP units owned by ATLS divided by 52MM units;; Current Value based on 12/2/14 ARP unit price; Normalized
Value based on $20 ARP unit price
Total Per Unit Value Range of Atlas Energy Group
Total Discount to Value Range Compared to
Current Implied Value
Current Normalized
Value Value
$6.50 $9.80
$0.60 $0.60
$1.20 $1.85
$ --- $ ---
$4.80 $7.95
~ $20.00 ~ $13.00
Per unit values
(1)
:
$4.65 $4.65
Total Current Implied Value of Atlas Energy Group
GP & LP interest in Lightfoot Capital
(3)
GP & LP interest in E&P Development Subsidiary; $3.2MM assumed annual run rate (2)
ARP GP & IDR Cash Flow: $17MM FY15E annual run rate
(2)
Future potential LP’s and funds
ARP LP units and Arkoma production
(4)
~ 65% ~ 75%

The New Atlas -
Atlas Energy Group, LLC
An energy general partner focused on growth of its
enterprises with minimal capital investment
Ability to grow cash flow from existing and future assets under management
Atlas’ capital raising offers substantial ability to build new businesses
Multiple General Partner cash flow streams
Substantial potential for distribution growth with limited
capital investment

Atlas Fundraising Business
Substantial Atlas internal sales force which raises capital in all 50 states
Unique funding source: Partnership funds provide a non-traditional source of capital to develop limited partnerships and funds
Over 40 years of raising funds through partnership channel
Fundraising channel provides Atlas access to a $20 billion annual fundraising market

Atlas Resource Partners, L.P.
LIGHTFOOTCAPITAL PARTNERS
Arc

Atlas Energy, L.P.

Pro Forma Atlas Family Corporate Structure
Atlas Energy
Group, LLC
Future
LPs/Funds
2.0% GP, 100% IDRs ,
28% LP
Private E&P
Development
Subsidiary
80% GP & IDRs,
3.1% LP
NYSE: ARP
40% LP
16% GP &
12% LP
NYSE: ARCX
Atlas Energy Group will own multiple GP interests and cash flow streams  following the Targa transaction
Arkoma
Production
General Partner General Partner General Partner
General Partner

Atlas Energy Group – Substantial Embedded Value
•
Atlas expects to expand its interests and cash flow through future strategic activities, which could include:
•
New energy asset opportunities
•
Build out of ARP’s production assets, possibly through strategic partnerships
•
Growth of Atlas’ private E&P Development Subsidiary
Atlas Energy Group per unit value scenarios, compared to current implied unit price of ~
$4.65/unit
Atlas Energy Group Distribution Growth
0% 5% 10% 20% 30%
10% $ 12.50 $ 13.13 $ 13.75 $ 15.00 $ 16.25
8% $ 15.63 $ 16.41 $ 17.19 $ 18.75 $ 20.31
6%
$ 20.83 $ 21.88 $ 22.92 $ 25.00 $ 27.08
4% $ 31.25 $ 32.81 $ 34.38 $ 37.50 $ 40.63

Strategic Opportunities
Atlas Resource Partners
Future growth opportunities
Atlas Energy Group will have the ability to substantially increase cash flow and distributions through several potential strategic activities

Strategic Opportunities - ARP
Atlas Resource Partners
Potential “drop down” partnership
Visibility to asset growth
Improved liquidity and credit profile at ARP
IDR high splits offer incentive to JV partner
Continued increases to fundraising activity to provide capital for future growth
Atlas Energy
Group, LLC
ARP General
Partner
Atlas Resource
Partners, LP
% interest in
ARP GP
ARP LP units
+ cash
Multiple drop down
assets
Potential Drop
Down Partner
Long lived oil &
gas production
Potential Drop Down Scenario Example

Strategic Opportunities – Future Growth
Additional opportunities
— Increased capital and organic growth in Atlas’ E&P
Development subsidiary
— New enterprises to be cultivated within Atlas Energy Group, utilizing Atlas’ fundraising capabilities
— E.g. $1 billion of fundraising for new assets could potentially generate an additional $0.35 per unit plus incentive distribution rights, or a ~ 30% increase to initial annual distributions of $1.25

17 ATLAS RESOURCE PARTNERS

ARP Overview
Well-balanced production between oil & natural gas
— ~ 75% natural gas on over 285 Mmcfe/d of net production
Diversified cash flow streams
— Balance between production from multiple regions as well as fee income
Strong hedge portfolio protecting production margins
— ~ 70% of 2015 natural gas and oil production is hedged
— Natural gas at increasing prices each year through 2018
Growth with minimal capital investment
Atlas Resource Partners is an oil & gas production MLP, which manages stable producing assets from over 14,000 wells in 16 different states in the U.S.

Type of Play
Gas Play
Oil & Gas Play

Atlas Energy, L.P.

(1) 2014 Mid-year reserves pro forma for announced acquisitions
ARP Asset Overview
Powder
River Basin
Uinta Basin
Mississippi
Lime
Black Warrior
Basin
Chattanooga
New Albany
Marcellus,
Utica, Devonian
~1.7 Tcfe proved reserves
(1)
65% gas
65% developed
> 285 MMcfe/d net production
~75% gas
Over 13,000 wells operated
ARP Asset Summary
Raton
Basin
Barnett /
Marble
Falls
Arkoma
Eagle
Ford

Geographic & Commodity Diversification
Geographic Profile
(1)
• ARP has robust geographic coverage – operations in 16 states
• Production is diversified across numerous sales points which helps mitigate basis differential risk and stabilize cash flow
• Scale of operations and expertise creates opportunities for future expansion
Balanced Commodity Profile
(2)
15%
76%
9%
(1) Based on Q3 2014 production levels
(2) Based on FY 2015E production levels
Barnett / Marble
Falls 27%
Raton
24%
Appalachia
13%
Black Warrior
11%
WV CBM 7%
Rangely 6%
Eagle Ford 5%
MS Lime/Hunton
4%
Other 1%
County Line < 1%
Natural Gas
Oil
NGLs

21